UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 13, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Management’s Discussion and Analysis
Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
	$	$	$	$
Revenue	278,872	291,489	293,598	295,609
Cost of sales	219,961	231,167	229,535	230,915
Gross profit	58,911	60,322	64,063	64,694
Gross margin	21.1%	20.7%	21.8%	21.9%
Selling, general and administrative expenses	30,849	32,533	35,025	36,433
Research expenses	3,333	3,010	3,326	3,023
	34,182	35,543	38,351	39,456
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	24,729	24,779	25,712	25,238
Manufacturing facility closures, restructuring and other related charges (recoveries)	651	(657)	1,614	3,875
Operating profit	24,078	25,436	24,098	21,363
Finance costs (income)
Interest	7,798	7,668	7,764	8,565
Other (income) expense, net	(1,132)	3,630	(459)	798
	6,666	11,298	7,305	9,363
Earnings before income tax expense	17,412	14,138	16,793	12,000
Income tax expense (benefit)
Current	2,355	3,459	6,584	5,977
Deferred	881	(1,010)	(2,332)	(439)
	3,236	2,449	4,252	5,538
Net earnings	14,176	11,689	12,541	6,462
Net earnings (loss) attributable to:
Company shareholders	14,238	11,631	12,528	6,566
Non-controlling interests	(62)	58	13	(104)
	14,176	11,689	12,541	6,462
Earnings per share attributable to Company shareholders
Basic	0.24	0.20	0.21	0.11
Diluted	0.24	0.20	0.21	0.11
Weighted average number of common shares outstanding
Basic	59,009,685	58,900,337	58,877,185	58,760,473
Diluted	59,075,593	59,027,917	59,058,758	58,955,643

Consolidated Quarterly Statements of Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)

	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
	$	$	$	$
Revenue	277,823	287,656	279,062	249,072
Cost of sales	220,027	231,015	221,719	194,625
Gross profit	57,796	56,641	57,343	54,447
Gross margin	20.8%	19.7%	20.5%	21.9%
Selling, general and administrative expenses	32,683	31,460	34,230	27,653
Research expenses	3,168	2,644	2,926	3,233
	35,851	34,104	37,156	30,886
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	21,945	22,537	20,187	23,561
Manufacturing facility closures, restructuring and other related charges (recoveries)	304	1,583	5,777	(407)
Operating profit	21,641	20,954	14,410	23,968
Finance costs (income)
Interest	7,693	6,713	3,952	3,945
Other (income) expense, net	(655)	2,854	(1,497)	1,328
	7,038	9,567	2,455	5,273
Earnings before income tax expense	14,603	11,387	11,955	18,695
Income tax expense (benefit)
Current	1,175	(323)	(496)	765
Deferred	2,896	1,093	2,742	2,901
	4,071	770	2,246	3,666
Net earnings	10,532	10,617	9,709	15,029
Net earnings (loss) attributable to:
Company shareholders	10,491	10,634	9,663	15,097
Non-controlling interests	41	(17)	46	(68)
	10,532	10,617	9,709	15,029
Earnings per share attributable to Company shareholders
Basic	0.18	0.18	0.16	0.26
Diluted	0.18	0.18	0.16	0.26
Weighted average number of common shares outstanding
Basic	58,652,366	58,831,432	58,817,410	58,811,586
Diluted	58,924,107	59,055,824	59,081,293	59,103,899

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of May 12, 2020, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2020 and 2019 and “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” located in the Company’s annual report on Form 20-F for the year ended December 31, 2019 and the other statements contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. It should also be read together with the text below on forward-looking statements in the section entitled “Forward-Looking Statements”.

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars ("USD"). Variance, ratio and percentage changes in this MD&A are based on unrounded numbers and therefore can give rise to rounding differences.
This MD&A contains certain non-GAAP financial measures and key performance indicators as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows (please see the "Adjusted Net Earnings (Loss)" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA and Adjusted EBITDA” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below in the section entitled "Non-GAAP Financial Measures and Key Performance Indicators" and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Overview
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies.
The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes, including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; protective packaging solutions, including inflatable systems, mailer products, bubble cushioning, paper void fill, thermal solutions and protective foam roll stock; stencil products; shrink film; stretch wrap; lumber wrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including food processing, general manufacturing, fulfillment, transportation, building and construction, consumer, oil and gas, agriculture, aerospace, appliance, sports and entertainment, marine, composites military and medical applications. The Company's largest end-markets as of December 31, 2019 were: general manufacturing, fulfillment/e-commerce, food and beverage, building and construction, retail and transportation(1).
The Company's unique bundle of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of its distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, create operating efficiencies and lower operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from its competitors.
The Company reported a 0.4% increase in revenue for the first quarter of 2020 compared to the first quarter of 2019. The increase in revenue was primarily due to an increase in volume/mix and additional revenue from the Nortech Acquisition (2), partially offset by lower selling prices.
Gross margin was 21.1% in the first quarter of 2020 and 20.8% in the first quarter of 2019. The improvement was primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by an increase in plant-related operating costs mainly due to inventory planning initiatives.

Net earnings attributable to the Company's shareholders ("IPG Net Earnings") for the first quarter of 2020 increased to $14.2 million ($0.24 basic and diluted earnings per share) from $10.5 million for the first quarter of 2019 ($0.18 basic and diluted earnings per share). The increase was primarily due to (i) a decrease in selling, general and administrative ("SG&A") expenses mainly driven by a decrease in the fair value of cash-settled share-based compensation, (ii) an increase in gross profit and (iii) a decrease in income tax mainly driven by a favourable mix of earnings between jurisdictions and favourable treatment of interest deductions related to the restructuring of intercompany debt.

Adjusted net earnings (3) for the first quarter of 2020 increased to $12.9 million ($0.22 basic and diluted adjusted earnings per share (3)) from $12.2 million ($0.21 basic and diluted adjusted earnings per share) for the same period in 2019. The increase was primarily due to a decrease in income tax expense, partially offset by an increase in SG&A.
Adjusted EBITDA (3) decreased to $37.5 million for the first quarter of 2020 from $38.3 million for the first quarter of 2019 primarily due to an increase in SG&A.

(1)	Represents management estimates as the Company does not have access to exact point of sale data.

(2)
"Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020. See "Nortech Acquisition and Integration Update" below.

(3)
Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see "Non-GAAP Financial Measures and Key Performance Indicators" below.

Dividend Declaration

On May 12, 2020, the Company declared a quarterly cash dividend of $0.1475 per common share payable on June 30, 2020 to shareholders of record at the close of business on June 15, 2020.
Nortech Acquisition & Integration Update
On February 11, 2020, the Company completed the Nortech Acquisition for an estimated aggregate purchase price of approximately $47.5 million, net of cash balances acquired. This amount is subject to certain post-closing adjustments and includes potential earn-out consideration of up to $12.0 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million. In the twelve months prior to the acquisition date, Nortech's sales were approximately $20 million with adjusted EBITDA (as determined consistent with the Company's definition) of $5.5 million. The upfront purchase price represents an adjusted EBITDA multiple of 6.6x. The purchase price, when including the tax basis step-up value, represents an adjusted EBITDA multiple of 5.7x without any consideration given to potential revenue synergies. The potential earn-out consideration does not impact the adjusted EBITDA multiples. The Company expects the acquisition will be accretive to net earnings in 2020 excluding deal costs, integration costs and non-cash purchase accounting adjustments. In total, deal and integration costs are expected to be approximately $2.4 million, excluding non-cash purchase price accounting adjustments, with the majority of these costs expected to be recognized by the end of 2020. The Company funded the acquisition with funds available under the Company's 2018 Credit Facility (defined later in this document).
Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The custom in-feed and robotic solutions for packaging applications that the Company acquired from Nortech are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. Based in the greater Chicago, Illinois area, Nortech services customers worldwide across major industries including food and beverage, pharmaceutical, e-commerce, confections, personal care and cosmetics. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. The acquisition provides the Company with opportunities to supply its consumable products such as tapes, films and protective packaging to new and existing machine customers. The acquisition adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. The Company expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.

The Nortech Acquisition’s impact on the Company’s consolidated earnings was as follows (in millions of USD):

February 12 through March 31, 2020
$
Revenue	2.0
Net earnings	—

The integration of Nortech is proceeding as planned. However, the legacy Nortech business has slowed down significantly in the COVID-19 environment as social distancing requirements delay customer approvals on new machines, and changes in customer capital expenditure behavior result in fewer orders from successful lead generation.  In addition, new product opportunities currently in the early design stages are expected to experience some delay.

COVID-19
Beginning in December 2019 in China, a new strain of the coronavirus (COVID-19) spread rapidly through the world, including the United States, Canada, India and Europe (where, collectively, significant portions of the Company’s operations are located and its sales occur). The impact of the virus varies from region to region and from day to day.
The Company has implemented measures to prioritize the health and safety of our employees while protecting our assets, our customers, our suppliers and our shareholders. The following is an overview of the status of our efforts as of the time of this filing as well as a discussion of certain risks to our business associated with COVID-19:

•
Our facilities are open and operating having qualified as essential under the applicable government orders and guidelines. We have alternative capacity across all of our major product lines that would allow us to continue to operate if facilities were required to close, however, in most cases this alternative capacity would produce less than our current run rates. We have and will continue to adjust production plans to align with demand and slowdown as deemed necessary in order to manage working capital and associated cost levels.

•
Our four facilities in India adhered to the government issued shutdown announced March 24th until each facility was deemed essential and allowed to re-open during the month of April. These facilities are now operating, but at less than normal capacity as the regulatory restrictions in India prevent all employees from returning to work.

•
Our team has put measures in place to allow employees to work safely at our facilities according to CDC and other applicable social distancing guidelines, wearing protective face coverings provided by the Company where required, and strongly encouraging employees to wear them in jurisdictions where they are not already required, and completing health interviews prior to entry on a regular basis. We have significantly increased the cleaning and sanitization of the equipment and facilities in the context of COVID-19 and are supporting remote work arrangements for approximately 23% of our workforce in North America with the ability to telecommute. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.

•
Our employee health coverage has been enhanced to include the cost of COVID-19 testing and treatment at no additional cost to employees and we continue to encourage our higher risk workforce or those experiencing illness of any kind to quarantine at home. As a result, our current absentee rate at facilities in North America is approximately 10%, however, we have not experienced any material level of production disruption.

•
Our cash and expense management initiatives to date include a company-wide salaried position hiring freeze, the postponement of annual pay increases for salaried staff, the delay of non-essential capital projects and suspension of business travel and other discretionary spending. Further cost-cutting measures may be taken should the impact of the virus be worse than currently anticipated.

•
Our cash and loan availability was $329.1 million at the conclusion of the first quarter. Typically, due to the normal seasonality of the business, our cash flow from operations and free cash flow are at their lowest in the first quarter, in a negative position, before progressively increasing each quarter throughout the year. Our loan covenants were well within their limits with the consolidated secured net leverage ratio at 1.80, compared to the covenant maximum of 3.70, and the consolidated interest coverage ratio at 5.53, compared to the covenant minimum of 2.75 as of March 31, 2020. Our loan availability was $309.6 million as of March 31, 2020 which does not include the incremental accordion feature of $200.0 million available on our credit facility (subject to the credit agreement's terms and lender approval). Additionally, our 2018 Credit Facility (defined later in this document) has over three years remaining until maturity and our senior unsecured notes have over six years remaining until maturity. See "Liquidity and Borrowings" below for more information.

Based on the second quarter sales data available through May 8, 2020, sales are approximately 10% below the same period in 2019, which management is providing on a one-time basis due to the outbreak of COVID-19 late in the first quarter and the uncertainty caused by it. Our e-commerce end-market demand continues to grow significantly in reaction to more people staying at home and ordering goods online. However, in the past 30 days, we believe we are seeing more significant softness in demand in the general manufacturing, transportation, retail, and building & construction end-markets.
There is still significant macroeconomic uncertainty and the COVID-19 pandemic is likely to have a materially negative impact in 2020 (and perhaps beyond) on the global economy. For the Company, the pandemic could materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2020 and beyond. Given the dynamic nature of the pandemic (including its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 virus impacts the Company’s results will depend on future developments and continued impact on the global economy and the markets in which we operate and sell our products, which remain highly uncertain and cannot be accurately predicted at this time.
Outlook
The Company has withdrawn its Revenue, Adjusted EBITDA and Free Cash Flow guidance for fiscal year 2020 in light of the macroeconomic uncertainty caused by COVID-19. In order to support shareholders understanding of the changes in end-market demand in the context of the unprecedented nature of the COVID-19 pandemic and the latency of the first quarter results given that the shelter-in-place practices in North America began in March, the Company is providing an outlook for the second quarter of 2020, on a one-time basis.

•	Revenue in the second quarter of 2020 is expected to be between $235 and $250 million. Adjusted EBITDA for the second quarter of 2020 is expected to be between $29 and $34 million.
These ranges reflect management's current expectations for the remainder of the second quarter of 2020 and include the sales performance in the second quarter through May 8, 2020, which is approximately 10% below the same period in 2019, as well as known orders through the end of May. These ranges include the impact of the Nortech Acquisition and reflect management's best estimates as of May 12, 2020 of potential uncertainties over the remainder of the second quarter of 2020 given COVID-19.
The Company's expectations for fiscal year 2020 capital expenditures and effective tax rate remain as follows:

•
Total capital expenditures for 2020 are expected to be between $30 and $40 million. Management has proactively reduced its planned capital expenditures as a precautionary measure given market uncertainty caused by COVID-19.

•
The Company expects a 25% to 30% effective tax rate for 2020, excluding the potential impact of changes in the mix of earnings between jurisdictions, and cash taxes paid in 2020 to approximate income tax expense which reflects the decreased availability of tax attributes in the form of tax credits and loss carryforwards.

Results of Operations
Revenue
Revenue for the first quarter of 2020 totalled $278.9 million, a $1.0 million or 0.4% increase from $277.8 million for the first quarter of 2019, primarily due to:

•	Additional revenue of $2.0 million from the Nortech Acquisition; and

•	An increase in volume/mix of approximately 0.8% or $2.3 million driven by water activated tape and protective packaging partially offset by a decrease in certain carton sealing and industrial tapes.

•	These increases were partially offset by the impact of lower selling prices of approximately $2.7 million primarily in certain film and woven products.
Gross Profit and Gross Margin
Gross profit totalled $58.9 million for the first quarter of 2020, a $1.1 million or 1.9% increase from $57.8 million for the first quarter of 2019. Gross margin was 21.1% in the first quarter of 2020 and 20.8% in the first quarter of 2019. The increase in both metrics was primarily due to an increase in spread between selling prices and combined raw material and freight costs. This favourable impact was partially offset by an increase in plant-related operating costs mainly due to inventory planning initiatives.
Selling, General and Administrative Expenses
SG&A for the first quarter of 2020 totalled $30.8 million, a $1.8 million or 5.6% decrease from $32.7 million for the first quarter of 2019 primarily driven by a decrease in share-based compensation due to a decrease in the fair value of cash-settled awards of $2.5 million, partially offset by additional SG&A from the Nortech Acquisition. Also included in SG&A was an increase in salary-related costs that were largely offset by a decrease in variable compensation and reductions in anticipated discretionary defined contribution plan contributions.
Finance Costs
Finance costs for the first quarter of 2020 totalled $6.7 million, a $0.4 million or 5.3% decrease from $7.0 million in the first quarter of 2019, primarily due to an increase in foreign exchange gains, partially offset by an increase in interest expense.
The increase in interest expense is primarily due to a reduction of interest capitalized to property, plant and equipment as a result of completing the larger-scale greenfield facilities in India during 2019 and higher average debt outstanding, largely offset by lower average cost of debt.
Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The table below reflects the calculation of the Company’s effective tax rate (in millions of USD):

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Income tax expense	3.2	4.1
Earnings before income tax expense	17.4	14.6
Effective tax rate	18.6%	27.9%
The decrease in the effective tax rate in the three months ended March 31, 2020 as compared to the same period in 2019 was primarily due to a favourable mix of earnings between jurisdictions and favourable treatment of interest deductions related to the restructuring of intercompany debt.
IPG Net Earnings
IPG Net Earnings for the first quarter of 2020 totalled $14.2 million, a $3.7 million or 35.7% increase from $10.5 million for the first quarter of 2019. The increase was primarily due to (i) a decrease in SG&A mainly driven by a decrease in the fair value of cash-settled share-based compensation, (ii) an increase in gross profit as well as (iii) a decrease in income tax driven by a favourable mix of earnings between jurisdictions and favourable treatment of interest deductions related to the restructuring of intercompany debt.
Non-GAAP Financial Measures and Key Performance Indicators
The Company measures the success of the business using a number of key performance indicators, many of which are in accordance with GAAP as described throughout this MD&A. This MD&A also contains certain non-GAAP financial measures and key performance metrics as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA and Adjusted EBITDA” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
The following table presents M&A Costs included in IPG Net Earnings and added back to adjusted net earnings and adjusted EBITDA (in millions of USD):

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
M&A Costs	1.6	3.0
M&A Costs for the three months ended March 31, 2020 were primarily composed of integration costs mainly associated with the Polyair Inter Pack Inc. (“Polyair”) and Maiweave, LLC (“Maiweave”) acquisitions and other due diligence, legal, accounting, and other advisory costs on deals that did not progress to the execution phase. The Company still expects the integration costs associated with all acquisitions completed to date to be between $3 and $4 million in 2020, excluding non-cash purchase price accounting adjustments and due diligence costs associated with evaluating merger and acquisitions opportunities.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
IPG Net Earnings	14.2	10.5
Manufacturing facility closures, restructuring and other related charges	0.7	0.3
M&A Costs	1.6	3.0
Share-based compensation benefit	(4.0)	(1.4)
Loss on disposal of property, plant and equipment	0.1	0.1
Income tax effect of these items	0.3	(0.3)
Adjusted net earnings	12.9	12.2

IPG Net Earnings per share
Basic	0.24	0.18
Diluted	0.24	0.18

Adjusted earnings per share
Basic	0.22	0.21
Diluted	0.22	0.21

Weighted average number of common shares outstanding
Basic	59,009,685	58,652,366
Diluted	59,075,593	58,924,107
Adjusted net earnings totalled $12.9 million for the first quarter of 2020, a $0.7 million or 5.8% increase from $12.2 million for the first quarter of 2019. The increase was primarily due to a decrease in income tax expense, partially offset by an increase in SG&A.

EBITDA and Adjusted EBITDA
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Net earnings	14.2	10.5
Interest and other finance costs	6.7	7.0
Income tax expense	3.2	4.1
Depreciation and amortization	15.0	14.7
EBITDA	39.1	36.3
Manufacturing facility closures, restructuring and other related charges	0.7	0.3
M&A Costs	1.6	3.0
Share-based compensation benefit	(4.0)	(1.4)
Loss on disposal of property, plant and equipment	0.1	0.1
Adjusted EBITDA	37.5	38.3
Adjusted EBITDA totalled $37.5 million for the first quarter of 2020, a $0.8 million or 2.0% decrease from $38.3 million for the first quarter of 2019. The decrease was primarily due to an increase in SG&A.

Off-Balance Sheet Arrangements
There have been no material changes with respect to off-balance sheet arrangements since December 31, 2019 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Off-Balance Sheet Arrangements” in the Company’s 2019 MD&A.
Working Capital

The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced toward the end of the quarter and inventory builds in anticipation of higher future sales, both of which typically occur in the first, second and third quarters and unwind in the fourth quarter. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory decreased to 70 for the first quarter of 2020 from 73 for the first quarter of 2019. Inventories increased $12.5 million to $197.4 million as of March 31, 2020 from $184.9 million as of December 31, 2019, primarily due to additional inventory resulting from the Nortech Acquisition, as well as inventory restocking in the first quarter of 2020, due to reduced inventory levels at the end of 2019 as part of planned down-time in certain plants.

The calculations are shown in the following table:

	Three months ended
	March 31, 2020	March 31, 2019
Cost of sales (1)	$220.0	$220.0
Days in period	91	90
Cost of sales per day (1)	$2.4	$2.4
Average inventory (1)	$170.3	$177.8
Days inventory	70	73
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies

(1)	In millions of USD

The Company uses Days Sales Outstanding (“DSO”) to measure the performance of its trade receivables. DSO increased to 46 in the first quarter of 2020 from 43 in the first quarter of 2019. Trade receivables increased $7.3 million to $140.4 million as of March 31, 2020 from $133.2 million as of December 31, 2019, primarily due to the timing and amount of revenue invoiced later in the first quarter of 2020 as compared to later in the fourth quarter of 2019, including the impact of the Nortech Acquisition.
The calculations are shown in the following tables:

	Three months ended
	March 31, 2020	March 31, 2019
Revenue (1)	$278.9	$277.8
Days in period	91	90
Revenue per day (1)	$3.1	$3.1
Trade receivables (1)	$140.4	$134.2
DSO	46	43
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

(1)	In millions of USD
Accounts payable and accrued liabilities decreased $21.6 million to $123.4 million as of March 31, 2020 from $145.1 million as of December 31, 2019, primarily due to the timing of payments for inventory as well as SG&A, including annual payments made in 2020 for 2019 liabilities mainly related to variable compensation and volume rebates provided to customers, partially offset by additional accounts payables and accrued liabilities resulting from the Nortech Acquisition.
Liquidity and Borrowings
Liquidity
The Company relies upon cash flows from operations and funds available under its credit facilities to meet working capital requirements, as well as to fund capital expenditures, business acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate activities.
The Company’s liquidity risk management processes attempt to  maintain a sufficient amount of cash and ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the borrowings may be used, as needed, to fund more significant strategic initiatives.
As of March 31, 2020, the Company had $19.4 million of cash and $309.6 million of loan availability (comprised of committed funding of $301.7 million and uncommitted funding of $7.9 million), yielding total cash and loan availability of $329.1 million compared to total cash and loan availability of $406.0 million as of December 31, 2019. The Company's total outstanding borrowings and lease liabilities increased $85.0 million to $600.0 million ($594.4 million net of unamortized debt issue costs of $5.6 million) as of March 31, 2020 from $515.0 million ($508.8 million net of unamortized debt issue costs of $6.2 million) as of December 31, 2019.  The incremental borrowings are primarily to support the Company's seasonal working capital increase and to fund the Nortech Acquisition in February 2020.

Senior Unsecured Notes
The Company's $250.0 million Senior Unsecured Notes, issued in October 2018, are due October 15, 2026 and bear interest at a fixed rate of 7.00% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year, beginning on April 15, 2019. As of March 31, 2020, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($246.2 million net of $3.8 million in unamortized debt issue costs).
2018 Credit Facility
Pursuant to a credit agreement executed in June 2018 with a syndicated lending group, and a subsequent amendment executed in July 2019, the Company has a five-year $600.0 million credit facility ("2018 Credit Facility") comprised of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”).
The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. Any repayments of borrowings under the 2018 Term Loan are not available to be borrowed again in the future.
The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR") (or a lender approved comparable or successor rate), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (150 basis points as of March 31, 2020 and December 31, 2019) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio and a consolidated interest coverage ratio. In July 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as borrowings (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.80 and 5.53, respectively, as of March 31, 2020. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the three months ended March 31, 2020.
As of March 31, 2020, the 2018 Term Loan's outstanding principal balance amounted to $182.5 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $94.9 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $277.4 million (net outstanding principal balance of $275.8 million, net of unamortized debt issue costs of $1.7 million). Standby letters of credit totalled $3.4 million resulting in total utilization under the 2018 Credit Facility of $280.8 million. Accordingly, unused availability under the 2018 Credit Facility as of March 31, 2020 amounted to $301.7 million. The Company's capacity to borrow available funds under the 2018 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.

Other Borrowings

As of March 31, 2020, the Company's credit facilities denominated in Indian Rupee ("INR") had a gross outstanding balance of INR 1,690.7 million ($22.4 million) and net outstanding balance of INR 1,688.2 million ($22.4 million), net of unamortized debt issue costs of INR 2.6 million (less than $0.1 million). Including INR 43.0 million ($0.6 million) in outstanding letters of credit, total utilization under these credit facilities amounted to INR 1,733.7 million ($23.0 million). Any repayment of term loan borrowings under the credit facilities denominated in INR are not available to be borrowed again in the future. Unused availability under these credit facilities as of March 31, 2020 amounted to INR 595.6 million ($7.9 million). All unused availability was uncommitted.

Cash Flows

The Company’s net working capital on the balance sheet increased in the first quarter of 2020 due to the effect of a business acquisition. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2020 working capital items appropriately exclude this effect.

Cash flows from operating activities increased in the first quarter of 2020 by $2.4 million to an outflow of $16.1 million from an outflow of $18.5 million in the first quarter of 2019 primarily due to a year over year decrease in cash used for working capital items and an increase in gross profit, largely offset by an increase in federal income taxes paid in the first quarter of 2020. Additional discussion on working capital changes is provided in the section entitled "Working Capital" above.
Cash flows used for investing activities increased in the first quarter of 2020 by $25.5 million to $44.0 million from $18.4 million in the first quarter of 2019, primarily due to the Nortech Acquisition in the first quarter of 2020, partially offset by a decrease in capital expenditures as discussed in the section entitled "Capital Resources".
Cash flows from financing activities increased in the first quarter of 2020 by $45.2 million to $74.4 million from $29.1 million in the first quarter of 2019 primarily due to greater net borrowings in 2020 to fund the Nortech Acquisition.
The Company is including free cash flows (a non-GAAP financial measure as defined and reconciled below) because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as detailed in the Company's financial statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences normal business seasonality that typically results in cash flows from operating activities and free cash flows that are negative in the first quarter and progressively increase each quarter throughout the year with the majority being generated in the fourth quarter in line with required working capital investments discussed in the section entitled "Working Capital".
Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in the first quarter of 2020 by $12.8 million to negative $23.5 million from negative $36.3 million in the first quarter of 2019 primarily due to a decrease in capital expenditures.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended
	March 31, 2020	March 31, 2019
	$	$
Cash flows from operating activities	(16.1)	(18.5)
Less purchases of property, plant and equipment	(7.5)	(17.9)
Free cash flows	(23.5)	(36.3)
Capital Resources
Capital expenditures totalled $7.5 million in the three months ended March 31, 2020 and were funded by borrowings and cash flows from operations. The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $8.7 million as of March 31, 2020 that are expected to be paid out in the next twelve months and will be funded by borrowings and cash flows from operations. The Company proactively reduced its planned capital expenditures as a precautionary measure given market uncertainty caused by COVID-19. As such, these capital expenditures and commitments are primarily for maintenance needs and other funds committed for initiatives supporting the efficiency and effectiveness of operations.

Contractual Obligations
There have been no material changes with respect to contractual obligations since December 31, 2019 outside of the Company’s ordinary course of business. Reference is made to the section entitled “Contractual Obligations” in the Company’s 2019 MD&A.
Capital Stock and Dividends
As of March 31, 2020, there were 59,009,685 common shares of the Company outstanding.
The Company's share-based compensation plans include: stock options, Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU").
The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended March 31,
	2020	2019
Equity-settled
Stock options granted	1,533,183	392,986
Stock options exercised	—	(17,500)
Stock options cancelled/forfeited	(37,500)	—
Cash-settled
DSUs granted	6,274	—
PSUs granted	694,777	291,905
PSUs forfeited	(2,516)	—
PSUs cancelled by performance factor (1)	(346,887)	(371,158)
RSUs granted	281,326	120,197
RSUs forfeited	(839)	—

(1)
The table below provides further information regarding the PSUs settled and adjusted by performance factor included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2016	March 21, 2019	371,158	0%	—
March 20, 2017	March 20, 2020	346,887	0%	—
Grant details for PSUs granted subsequent to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•
25% based on the Company's total shareholder return ("TSR") ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;

•	25% based on the Company's TSR ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as set out in the table below; and

•	50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.

Grant details for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and

•	50% based on the Company's the ROIC Performance as set out in the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.
The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
As of March 31, 2020, $4.0 million was recorded in share-based compensation liabilities, current, and $0.8 million was recorded in share-based compensation liabilities, non-current.

The table below presents the share-based compensation expense recorded in earnings in SG&A by award type (in millions of USD):

	Three months ended March 31,
	2020	2019
	$	$
Equity-settled	0.2	0.1
Cash-settled	(4.1)	(1.5)
Total	(4.0)	(1.4)
On March 31, 2020 the Company paid cash dividends of $0.1475 per common share to shareholders of record at the close of business March 23, 2020 for an aggregate amount of $8.8 million.

On May 12, 2020, the Company declared a quarterly cash dividend of $0.1475 per common share payable on June 30, 2020 to shareholders of record at the close of business on June 15, 2020.
The dividends paid and payable in 2020 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

Under the Company's normal course issuer bid ("NCIB"), the Company has the ability to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices over a twelve-month period starting on July 23, 2019 and ending on July 22, 2020. As of May 12, 2020, no shares have been repurchased under the NCIB.
Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings. To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The Company was party to the following interest rate swap agreements as of March 31, 2020 (in millions of USD):

Effective Date	Maturity	Notional Amount $	Settlement	Fixed interest rate paid %
Qualifying cash flow hedges:
June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
August 20, 2018	August 18, 2023	60.0	Monthly	2.0450

Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary. The Company's Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows:

	Three months ended March 31,
	2020	2019
	$	$
(Loss)/gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	(20.0)	5.3
(Loss)/gain from Senior Unsecured Notes recognized in other comprehensive income ("OCI")	(20.0)	4.7
Gain from hedge ineffectiveness recognized in earnings in finance costs (income) in other income, net	—	0.6

The change in value used for calculating hedge ineffectiveness related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment is a decrease of $20.0 million and an increase of $4.7 million for the three months ended March 31, 2020 and March 31, 2019, respectively.
The cumulative amounts included in the foreign currency translation reserve recognized in other comprehensive income related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the net investment hedge, is a loss of $19.1 million for the three months ended March 31, 2020 (a gain of $0.9 million as of December 31, 2019).

Legal Matters
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with external legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of March 31, 2020.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the financial statements were the same as those applied in the Company’s most recent annual audited consolidated financial statements, except for (i) the estimate of the provision for income taxes, which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the earnings before income tax expense of the interim period, which may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes, and (ii) the re-measurement of the defined benefit liability, which is required at year-end and if triggered by a plan amendment or settlement during interim periods. The financial statements should be read in conjunction with the Company’s 2019 annual audited consolidated financial statements.
The Company is closely monitoring the impacts of the COVID-19 pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions. As of March 31, 2020, there were no material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that it can directly attribute to COVID-19 or otherwise.
New Standards adopted as of January 1, 2020
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework became effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. There was no material impact to the Company’s financial statements as a result of adopting the revised Conceptual Framework.
On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments became effective on January 1, 2020. There was no material impact to the Company’s financial statements as a result of adopting Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)..

In the current year, the Company has applied a number of other amendments to IFRS Standards and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.
New Standards and Interpretations Issued but Not Yet Effective
Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows.

On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity. The amendments are effective on January 1, 2022 and will be applied retrospectively. Management is currently assessing but has not yet determined the impact on the Company’s financial statements.
Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators’ National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation and that such information is accumulated and communicated to the Company's management including the CEO and CFO as appropriate to allow timely decision regarding required disclosure. The Company has also established internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements.
Management, under the supervision of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as well as the effectiveness of the Company's internal control over financial reporting. The CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal control over financial reporting as of March 31, 2020 were effective.
There have been no changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2019, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the COVID-19 pandemic (including the Company’s priorities as we move through the pandemic, the uncertainty for the duration of the downturn resulting from the pandemic, the exposure of the Company’s business to the pandemic, and the duration of the pandemic), the Company’s positioning to weather the downturn, the Company’s characteristics that position it, in its belief, to come out the other side of the COVID-19 pandemic in a strong position in the market, the Company’s adjustment of its production plans to align with demand and slowdown as deemed necessary in order to manage working capital and associated cost levels, and the Company’s revenue and Adjusted EBITDA outlook for the second quarter of 2020, the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, capital expenditures, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, capital and other significant expenditures, working capital requirements, liquidity, selling prices, fluctuations in costs, the Company’s integration of Nortech and the expected costs, capabilities, and earnings related to the Nortech Acquisition, the impacts of new accounting standards, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company’s greenfield projects and manufacturing facility expansions; the impact of fluctuations in selling prices; the impact of fluctuations in raw material prices and freight costs; costs associated with the impact of climate change, including weather related events and environmental matters; the anticipated benefits from the Company’s acquisitions and partnerships; the expected financial performance and benefits of the Nortech Acquisition; the Company’s growth strategy and the strength of the Company’s competitive position moving forward; the anticipated benefits from the Company’s capital expenditures; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; legal and regulatory requirements, including as related to COVID-19; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; anticipated changes in the tax treatment of intercompany debt; availability of funds under the Company’s 2018 Credit Facility; the Company’s flexibility to allocated capital as a result of the Senior Unsecured Notes offering; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.